SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

NeuroBo Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

64132R107
(CUSIP Number)

Dong-A ST Co., Ltd.
64 Cheonho-daero,
Dongdaemun-gu, Seoul, Korea
Attn.: Hyung Heon Kim
Telephone: 82-2-920-8111

Copies to:

Matthew Berger
Michael Brandt
Willkie Farr & Gallagher LLP
1801 Page Mill Road
Palo Alto, California 94304
Telephone: (650) 887-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64132R107

1.	Names of Reporting Persons (S.S. or I.R.S. Identification No. of Above Person) Dong-A ST Co., Ltd.
2.	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 96,020
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 96,020
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,020[1]
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 10.7%[2]
14.	Type of Reporting Person (See Instructions) CO

1 These numbers reflect a 1-for-30 reverse stock split of the Issuer’s common stock, effective September 12, 2022 (the “Reverse Stock Split”).
2 Percentage of class calculated based on an aggregate of approximately 900,000 shares of the Issuer’s common stock outstanding as of September 14, 2022, which reflects the Reverse Stock Split.

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed with respect to the common stock, par value $0.001 per share (“Common Stock”), of NeuroBo Pharmaceuticals, Inc. (the “Issuer”), to amend the Schedule 13D filed on March 11, 2021 (the “Original 13D” and, as amended by Amendment No. 1 filed on August 30, 2021 (“Amendment No. 1”), Amendment No. 2 filed on September 1, 2021 (“Amendment No. 2”), and this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented to include the following:

License Agreement

On September 14, 2022, the Reporting Person and the Issuer entered into an exclusive license agreement (the “License Agreement”) pursuant to which, subject to the conditions set forth therein, the Issuer would receive an exclusive license (other than in the Republic of Korea and certain other Asian countries) to two proprietary compounds for specified indications. The License Agreement covers the rights to a compound referred to as DA-1241 for treatment of nonalcoholic steatohepatitis (“NASH”) and a compound referred to as DA-1726 for treatment of obesity and NASH. The Issuer may also develop DA-1241 for the treatment of Type 2 Diabetes Mellius. The effectiveness of the License Agreement is contingent upon the Issuer closing the Qualified Financing as described below.

Under the terms of the License Agreement, the Reporting Person will (i) receive an upfront payment of $22,000,000, which will be paid in shares of a new series of preferred stock designated as “Series A Convertible Preferred Stock”, par value $0.001 per share (the “Series A Preferred Stock”), of the Issuer under the terms of the Securities Purchase Agreement (as defined below) (the “Upfront License Payment”), which will be convertible into common stock upon the Issuer obtaining the Stockholder Approval (as defined below); (ii) be eligible to receive single digit royalties on net sales received by the Issuer from the commercial sale of products covering DA-1241 or DA-1726; (iii) be eligible to receive commercial-based milestone payments, dependent upon the achievement of specific commercial developments; and (iv) be eligible to receive regulatory milestone payments of up to $178 million for DA-1726 and $138 million for DA-1241, be eligible to receive regulatory milestone payments of up to $178 million for DA-1726 and $138 million for DA-1241, dependent upon the achievement of specific regulatory developments.

The term of the License Agreement continues on a product-by-product and country-by country basis until the later of (i) the fifth anniversary of the first commercial sale of such product in such country, (ii) the expiration or termination of the last valid patent claim that covers a product in such country and (iii) the loss of regulatory exclusivity for such product in such jurisdiction. Either the Reporting Person or the Issuer may terminate the License Agreement (i) if the other party is in material breach of the agreement and has not cured or started to cure the breach within 60 days of notice of such breach; provided that if the breach cannot be cured within the 60-day period and the breaching party started to remedy the breach, if such breach is not cured within 90 days of receipt of written notice, (ii) if the other party is subject to a bankruptcy or insolvency event (subject to a 30-day cure period in the case of a petition for bankruptcy) or (iii) if the Issuer fails to complete the Qualified Financing (as defined below) by December 31, 2022 (or January 31, 2023 under specified circumstances set forth in the License Agreement).

The foregoing description of the License Agreement is qualified in its entirety by the terms and conditions of the License Agreement, which is filed as Exhibit 99.1 hereto.

Shared Services Agreement

On September 14, 2022, in connection with the License Agreement, the Reporting Person and the Issuer entered into a shared services agreement (the “Shared Services Agreement”) pursuant to which the Reporting Person will provide technical support, pre-clinical development, and clinical trials support services in exchange for payment to the Reporting Person as set forth therein. In addition, the Shared Services Agreement provides that the Reporting Person will manufacture all of the Issuer’s clinical requirements of DA-1241 and DA-1726 under the terms provided in the Shared Services Agreement.

Either party may terminate the Shared Services Agreement for the other party’s material breach that is not cured within 30 days of notice. The Reporting Person may also terminate the Shared Services Agreement in part on a service-by-service or product-by-product basis upon a breach by the Issuer which is not cured within 30 days.

The foregoing description of the Shared Services Agreement is qualified in its entirety by the terms and conditions of the Shared Services Agreement, which is filed as Exhibit 99.2 hereto.

Securities Purchase Agreement

On September 14, 2022, in connection with the License Agreement, the Reporting Person and the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which, upon the consummation of the License Agreement and a Qualified Financing (as defined below) (i) the Reporting Person will receive the Upfront License Payment and (ii) the Reporting Person will purchase from the Issuer $15 million in value of shares of Series A Preferred Stock and a number of warrants to purchase shares of the Issuer’s common stock (the “Warrants”) substantially equivalent to those issued to investors in respect of the Qualified Financing (the “Dong-A Financing”). The closing of the Dong-A Financing is contingent upon (i) the Issuer’s issuance and sale of common stock or other shares and instruments convertible into or exercisable for shares of the Issuer’s common stock to investors other than the Reporting Person resulting in gross proceeds of at least $15 million (a “Qualified Financing”), (ii) delivery of lock-up agreements by all of the Issuer’s directors and officers and their affiliates and support agreements from certain stockholders agreeing to vote their shares of common stock in favor of the proposals to obtain the Stockholder Approval, and (iii) satisfaction or waiver of the other conditions described in the Securities Purchase Agreement. The stockholders party to the support agreements hold, in the aggregate, approximately 34% of the voting power of the Issuer’s common stock outstanding.

At such time as the Issuer obtains the requisite stockholder approval under Nasdaq listing rule 5635 (or its successor) for the issuance of the common stock underlying the Series A Preferred Stock (the “Stockholder Approval”), such shares of the Series A Preferred Stock will automatically convert into shares of the Issuer’s common stock at a conversion price equal to the price per share in the Qualified Financing. The rights and preferences of the Series A Preferred Stock will be designated by the Issuer’s board of directors (the “Board”) in a certificate of designations which will be filed with the Delaware Secretary of State in the form attached to the Securities Purchase Agreement. The Warrants may not be exercised by the Reporting Person prior to the Issuer’s receipt of the Stockholder Approval.

Pursuant to the Securities Purchase Agreement, the Issuer agreed to call a special meeting of stockholders not later than 60 days after the closing under the Securities Purchase Agreement to obtain the Stockholder Approval, with respect to the shares of the Issuer’s common stock issuable upon the conversion of the Series A Preferred Stock and the exercise of the Warrants issued under the Securities Purchase Agreement. The Issuer agreed to prepare and file a proxy statement with respect to such special meeting of stockholders within 10 days after the closing under the Securities Purchase Agreement. In the event that the Issuer does not obtain the Stockholder Approval at the first stockholder meeting, the Issuer is obligated to hold a meeting every four months thereafter.

The Series A Preferred Stock and any Warrants sold under the Securities Purchase Agreement, together with any common stock issuable upon conversion or exercise thereof, as the case may be, are being sold and issued without registration under the Securities Act of 1933 (the “Securities Act”) in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors, and in reliance on similar exemptions under applicable state laws.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by the terms and conditions of the Securities Purchase Agreement, which is filed as Exhibit 99.3 hereto.

Registration Rights Agreement

In connection with the Securities Purchase Agreement, on September 14, 2022, the Issuer entered into a registration rights agreement with the Reporting Person and certain other stockholders (the “Registration Rights Agreement”). The Registration Rights Agreement provides the Reporting Person with demand and piggyback registration rights, including the right to two long-form registration statements. In addition, the Issuer agreed to file, within 30 days following the Stockholder Approval, a registration statement to register the shares of common stock issuable upon: (i) the conversion of the Series A Preferred Stock, (ii) shares of the Issuer’s common stock issuable upon the exercise of the Warrants; and (iii) any other common stock held by the parties to the Registration Rights Agreement (the “Registrable Securities”); and to use commercially reasonable efforts to cause each registration statement to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in any event no later than the 60th day after Stockholder Approval (or in case the Securities and Exchange Commission reviews the registration statement, the 90th date after Stockholder Approval); provided that if the Issuer is notified that the registration statement is not being reviewed or is no longer subject to comment, the Issuer is required to make the registration statement effective by the fourth trading day after such date. The Issuer agreed to use its commercially reasonable efforts to keep such registration statement continuously effective under the Securities Act until the date that all Registrable Securities covered by such registration statement have been sold or are otherwise able to be sold pursuant to Rule 144.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, which is filed as Exhibit 99.4 hereto.

Investor Rights Agreement

On September 14, 2022, the Reporting Person  and the Issuer entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which, following the Issuer’s receipt of the Stockholder Approval, the Reporting Person will have the right, subject to the terms thereof, to designate for appointment to the Board that number of directors commensurate with the Reporting Person’s and its affiliates’ beneficial ownership of the Issuer’s common stock, with the number of directors that the Reporting Person is entitled to designate rounded up to the nearest whole number (the “DA Designees”). Upon obtaining the Stockholder Approval, to the extent necessary to permit the designation of the DA Designees, the size of the Board shall be increased to that number of directors that would permit the Reporting Person to designate a number of directors to fill the vacancies created thereby that is commensurate with the Reporting Person’s and its affiliates’ collective beneficial ownership of the common stock outstanding at such time (taking into account any DA Designees already serving on the Board at such time). The compensation (including equity-based compensation) and rights to indemnity of, and reimbursement of expenses incurred by, the DA Designees that are members of the Board will be the same as those provided to other non-employee directors generally. When evaluating a prospective DA Designee for membership on the Board, the Board and the Nominating and Governance Committee shall apply the same review processes and standards as each of them, respectively, applies to other prospective non-employee directors generally.

In addition, the Investor Rights Agreement provides for a customary standstill for nine (9) months following the Issuer’s receipt of the Stockholder Approval. Furthermore, for so long as the Reporting Person has the right to designate any DA Designee to the Board, the Reporting Person will vote their shares of the Issuer’s common stock in favor of any Company Director (as defined in the Investor Rights Agreement) or any nominee designated by the Nominating and Corporate Governance Committee of the Board and against the removal of any Company Director, in each case, at any meeting of the stockholders of the Issuer.

The foregoing description of the Investor Rights Agreement is qualified in its entirety by the terms and conditions of the Investor Rights Agreement, which is filed as Exhibit 99.5 hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 hereof is incorporated by reference into this Item 6.

Exhibit  Nos. 10.1, 10.2, 10.3, 10.4 and 10.5 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2022 is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and supplemented to include the following documents filed as exhibits to this Schedule 13D:

99.1 License Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 14, 2022)

99.2 Shared Services Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 14, 2022)

99.3 Securities Purchase Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 14, 2022)

99.4 Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 14, 2022)

99.5 Investor Rights Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 14, 2022)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 16, 2022	DONG-A ST CO., LTD.

	By:	/s/ Min Young Kim
Name: Min Young Kim
Title: Chief Executive Officer